January 14, 2022

VIA EDGAR

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re: Cantor Select Portfolios Trust, File No. 811-23774

Ladies and Gentlemen:

On behalf of Cantor Select Portfolios Trust (the "Trust"), we hereby electronically file pre-effective amendment 1 to its Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed to correct certain information in the Registration Statement on Form N-1A.

If you have any questions concerning this filing, please contact Terrence Davis at 678-553-7338.

Sincerely,

Very truly yours,

/s/ Greenberg Traurig, LLP

Greenberg Traurig, LLP